

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Christopher Staten
Interim Chief Financial Officer
Aerie Pharmaceuticals Inc
4301 Emperor Boulevard, Suite 400
Durham, North Carolina 27703

>**Re: Aerie Pharmaceuticals Inc**
>**Form 10-K for the fiscal year ended December 31, 2020**
>**Filed February 26, 2021**
>**File No. 001-36152**

Dear Mr. Staten:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences